November 4, 2013

BY EDGAR

United States Security and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:     Ms. Mara L. Ransom
Ms. Elizabeth Walsh

Re:     CST Brands, Inc.
Registration Statement on Form S-1
File No. 333-191162

Dear Ms. Ransom and Ms. Walsh:
Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, CST Brands, Inc. (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated to 4:00 p.m., Eastern Standard Time, on November 6, 2013, or as soon as practicable thereafter.
The Registrant hereby acknowledges that:

1.
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.
the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

CST BRANDS, INC.

By: /s/ Tammy V. Floyd
Tammy V. Floyd
Vice President and Controller